C.I. Fund Management Inc.

02049222

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374

SEC MAIL PROCESSING RECEIVED AUG 09 2002 WASH, D.C. 154 SECTION

SUPPL

August 1, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

PROCESSED
AUG 21 2002
THOMSON
FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

dw 8/19

CI Funds

82-4994

CI Funds™

C.I. FUND MANAGEMENT OBTAINS REQUIRED REGULATORY APPROVALS

(TORONTO, July 2, 2002) – C.I. Fund Management Inc. ("CI"; TSX: "CIX") today announced that it has received all required regulatory approvals in order to complete its acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd.

The transaction is scheduled to close on July 24, 2002, following the 60 day notification to unitholders of the Spectrum and Clarica funds required by securities regulations. On completion, CI will become the fourth-largest fund company in Canada, as measured by mutual fund assets under management excluding money market funds.

C.I. Fund Management Inc. is an independent, Canadian-owned investment management company with $24.5 billion in fee-earning assets as of June 28, 2002. It has one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

-30-

Contact:

Stephen A. MacPhail
Executive Vice-President and
Chief Operating Officer
C.I. Fund Management Inc.
(416) 364-1145

j:\mjk\dutch\pressjuly2.doc

82-4994

CI Funds™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Reports Results for Fiscal 2002

TORONTO (July10, 2002) – C.I. Fund Management Inc. today released audited financial results for the 12 months and three months ended May 31, 2002.

REVIEW OF THE 12-MONTH PERIOD ENDED MAY 31			
HIGHLIGHTS	**2002 (millions – except for per share amounts)**	**2001 (millions – except for per share amounts)**	**% change**
Total Fee-Earning Assets	$25,713	$26,834	-4%
Mutual Fund Assets	$20,422	$22,361	-9%
Total Revenues	$512.8	$615.1	-17%
Income Before Amortization of Goodwill	$36.8	$90.1	-59%
Earnings Per Share Before Amortization of Goodwill	$0.21	$0.49	-57%
Net Income (Loss)	$(61.4)	$11.5	n/a
Earnings (Loss) Per share	$(0.35)	$0.06	n/a
EBITDA*	$265.5	$319.9	-17%
EBITDA* Per Share	$1.51	$1.75	-14%
Operating Profit Margin (%)*	1.10%	1.19%	-8%
Shares Outstanding	170.785	180.685	-5%
CIX Share Price	$12.00	$14.10	-15%
S&P/TSX Composite Total Return Index	7,781	8,162	-5%
MSCI World Index (C$)	1,480	1,734	-15%
S&P 500 (C$)	1,656	1,942	-15%

*EBITDA (Earnings before interest, taxes, depreciation and amortization) and Operating Profit Margin (as defined in the COMMENTS ON RESULTS FOR THE 12 MONTHS ENDED MAY 31, 2002) are non-GAAP (generally accepted accounting principles) earnings measures, however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to analyze the company's results based on these performance measures.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

COMMENTS ON RESULTS FOR THE 12 MONTHS ENDED MAY 31, 2002

Total revenues were $512.8 million for the 12 months ended May 31, 2002, a decrease from the $615.1 million reported in the same period in the prior fiscal year. The decline reflected lower asset levels and the $22.6 million securities gain realized in fiscal 2001.

Total fee-earning assets at May 31, 2002, were $25.7 billion, a decrease of 4% from $26.8 billion at May 31, 2001. Mutual fund assets declined from $22.4 billion to $20.4 billion, reflecting declines in all major equity markets. Institutional assets at CI's money management subsidiaries rose 34% from $3.2 billion at May 31, 2001, to $4.3 billion at May 31, 2002.

Net sales of CI's funds for the year were $481 million, ranking CI ninth overall among the independent Canadian mutual fund companies (i.e. non-bank owned). This compares with net sales of $3.468 billion for the year ended May 31, 2001. The decline in sales reflected continued poor equity markets, especially for growth-oriented stocks. This, in turn, affected a number of CI funds that had been top sellers in recent years.

Income before goodwill amortization was $36.8 million ($0.21 per share) for the 12 months ended May 31, 2002, compared with $90.1 million ($0.49 per share) for the 12 months ended May 31, 2001. The loss for fiscal 2002 was $61.4 million ($(0.35) per share and $(0.35) per diluted share) compared with net income of $11.5 million ($0.06 per share and $0.06 per diluted share) in the prior fiscal year. The net loss in fiscal 2002 was primarily a result of the amortization of $98.3 million of goodwill and $201.6 million of deferred sales commissions. EBITDA was $265.5 million or $1.51 per share for the period, compared with $319.9 million or $1.75 per share in the same period in fiscal 2001.

CI's operating profit margin was 1.10% of mutual fund assets under management for the 12-month period ended May 31, 2002, compared with 1.19% of mutual fund assets under management for the prior fiscal year. Operating profit margin is defined as management fees less selling, general and administrative ("SG&A") expenses net of expenses recovered from mutual funds, investment adviser fees and trailer fees, calculated as a percentage of average mutual fund assets under management. The change in margin resulted from a number of factors:

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

(1) Management fee revenues as a percentage of mutual fund assets under management stood at 1.84%, compared with 1.96% for fiscal 2001. The decline reflected changes in asset mix as well as an increased percentage of Class I and Class F funds that offer reduced management fees in exchange for eliminating trailer fees. (2) Net SG&A expenses declined from 0.11% for fiscal 2001 to 0.08% in fiscal 2002, as CI reduced expenses to reflect declines in equity markets. (3) Investment adviser fees were 0.19% for the period, up slightly from 0.18% in the prior fiscal year. (4) Trailer fees were 0.47% for the 12-month period, down from 0.49% in the prior fiscal year, reflecting changes in asset mix and an increase in the proportion of Class I and Class F funds that do not pay trailer fees.

Separately, operating expenses of CI's funds dropped to 0.30% from 0.31% in the prior year despite declines in mutual fund assets, as CI was able to maintain tight cost controls. The absolute level of expenses incurred to operate the funds declined from $73.5 million in fiscal 2001 to $63.5 million in fiscal 2002.

During the 12 months ended May 31, 2002, CI financed $97.2 million in deferred sales commissions, compared with $199.6 million in fiscal 2001. At May 31, 2002, 65.6% of CI's mutual fund assets had been financed by internal cash resources. These assets had a current redemption value of $640 million or $3.75 per share. As at May 31, 2002, cash and marketable securities totalled $45.5 million and long-term debt outstanding was $82.5 million. During the year, CI repurchased 11.9 million shares at an average cost of $11.66 per share for total consideration of $139.3 million.

In fiscal 2002, CI granted 1.4 million stock options to its employees and directors of the company. The total cost of the options issued over their five-year life was approximately $4.1 million or 1.6% of fiscal 2002 EBITDA. In calculating the options' value, CI projected the average option life and corresponding stock volatility along with current dividend and interest rate assumptions.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

REVIEW OF THE THREE-MONTH PERIOD ENDED MAY 31			
HIGHLIGHTS	**2002 (millions – except for per share amounts)**	**2001 (millions – except for per share amounts)**	**% change**
Total Revenues	$131.1	$141.8	-8%
Income Before Amortization of Goodwill	$9.8	$24.0	-59%
Earnings Per Share Before Amortization of Goodwill	$0.06	$0.13	-54%
Net Income (Loss)	$(14.8)	$4.4	n/a
Earnings (Loss) Per Share	$(0.09)	$0.02	n/a
EBITDA	$65.7	$75.0	-12%
EBITDA Per Share	$0.38	$0.41	-7%
Operating Profit Margin (%)	1.10%	1.19%	-8%

COMMENTS ON RESULTS FOR THE THREE MONTHS ENDED MAY 31, 2002

Revenues for the quarter ended May 31, 2002 were $131.1 million, compared with $141.8 million in the same quarter in 2001. The decline was primarily a result of lower assets under management. Income before amortization of goodwill was $9.8 million ($0.06 per share) for the quarter, down from $24.0 million ($0.13 per share) for the quarter ended May 31, 2001. The decline resulted from lower revenues combined with the positive effect of the reversal of the provision for future income taxes that affected the quarter ended May 31, 2001. The loss for the quarter ended May 31, 2002, was $(14.8) million ($(0.09) per share and $(0.09) per diluted share), compared with net income of $4.4 million ($0.02 per share and $0.02 per diluted share) in the prior fiscal year. EBITDA was $65.7 million or $0.38 per share for the quarter, compared with $75.0 million or $0.41 per share for the quarter ended May 31, 2001.

CI Funds™
CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

During the quarter ended May 31, 2002, CI's operating profit margin was 1.10% of mutual fund assets under management, reflecting management fees of 1.82%, net SG&A expenses of 0.07%, investment adviser expenses of 0.19% and trailer fees of 0.47%. CI's operating margin was 1.19% for the quarter ended May 31, 2001.

Operating expenses of CI's funds declined 13.8% to $16.2 million from $18.8 million in the quarter ended May 31, 2001, as CI reduced fund operating expenses to reflect adverse market conditions.

Net sales were $56.3 million for the quarter ended May 31, 2002, compared with $446.8 million in the fourth quarter of the prior fiscal year.

UPDATE

On May 22, 2002, CI entered into an agreement to acquire Spectrum Investment Management Limited ("Spectrum"), the mutual fund subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ("Diversico"), the mutual fund subsidiary of Clarica Life Insurance Company, from Sun Life Assurance and Clarica.

In exchange, Sun Life Assurance will receive approximately 71 million common shares of CI, which will represent 30% of CI's outstanding shares based on expected CI shares outstanding at July 24, 2002, after the transaction is completed. At the time the transaction was announced, the value of CI shares was $11.60 per share. Based on shares expected to be issued at closing and this share price, the transaction would be valued at $823 million.

Under the agreement, CI will acquire mutual fund and segregated fund businesses with approximately $12.5 billion in assets under management (as at June 30, 2002). CI will also receive preferred access for its products to more than 4,000 Clarica agents and managers.

The transaction also includes a standstill period under which Sun Life Assurance will not increase its stake in CI beyond 34% for three years, subject to certain exceptions. Sun Life Assurance will also enter into a shareholders' agreement with certain management shareholders which, among other things, will provide Sun Life Assurance with representation on CI's board.

The transaction is expected to close on July 24, 2002, following the required notification to unitholders of the Spectrum and Clarica funds.

On completion, CI would have over $37 billion in fee-earning assets, including approximately $32 billion in mutual and segregated funds.

CI Funds™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

The effect of the transaction will be a significant increase in the overall revenues, profitability and cash flow of CI due to the addition of approximately $12.5 billion in assets under management and the achievement of significant synergies in the merger of the three companies' operations.

In other developments, equity markets have declined considerably since May 31, 2002. CI's revenues are directly related to the level of assets under management, which in turn are affected by general levels of equity markets. In May and June 2002, CI experienced net redemptions of mutual funds for the first time in over 12 years in reaction to continued declines in overall equity markets. Though a number of CI's products currently have top-quartile performance and/or five-star ratings from Morningstar Canada, it is uncertain as to when overall equity markets will improve and investor interest in mutual funds will return. CI continues to exercise a high degree of discipline in controlling expenses, but ultimately growth in income is dependent on favourable equity markets.

The Board of Directors today declared a quarterly dividend of $0.08 per common share payable September 13, 2002, to shareholders of record on September 1, 2002.

The audited financial statements including notes of C.I. Fund Management Inc. for the year ended May 31, 2002, and management's discussion and analysis of the financial results for the year ended and for the three-month period ended May 31, 2002, can be obtained on CI's website at www.cifunds.com under Corporate Information or by calling 1-800-268-9374 and asking for Mona Panchal.

For further information, contact:
Stephen A. MacPhail
Executive Vice-President
and Chief Operating Officer
Telephone: (416) 364-1145

CI Funds™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Years ended May 31

	2002 $	2001 $
REVENUE		
Management fees	382,991,534	464,541,841
Administration fees and other income	23,991,112	45,771,073
Redemption fees	41,118,274	28,708,962
Performance fees	1,115,281	2,552,083
Expenses recovered from mutual funds	63,535,689	73,481,520
	512,751,890	615,055,479
Net fees paid to securitization vehicles	(408,361)	(4,156,630)
	512,343,529	610,898,849
EXPENSES		
Selling, general and administrative	80,043,551	99,659,799
Investment adviser fees	39,790,637	41,497,122
Trailer fees	97,772,685	115,608,991
Distribution fees to limited partnerships	10,558,014	16,213,665
Amortization of deferred sales commissions	201,554,618	183,948,576
Interest	3,334,278	6,461,191
Other	15,308,436	13,572,460
	448,362,219	476,961,804
Minority interest	5,198,447	9,602,389
Income before income taxes and amortization of goodwill	58,782,863	124,334,656
Provision for income taxes		
Current	43,766,624	8,487,328
Future	(21,809,622)	25,784,698
	21,957,002	34,272,026
Income before amortization of goodwill	36,825,861	90,062,630
Amortization of goodwill	98,270,449	78,563,693
Net income (loss) for the year	(61,444,588)	11,498,937
Deficit, beginning of year	(45,699,810)	(11,386,906)
Cost of shares repurchased in excess of stated value	(118,914,427)	(41,227,411)
Dividends declared	(10,630,768)	(4,584,430)
Deficit, end of year	(236,689,593)	(45,699,810)
Earnings per share before amortization of goodwill	0.21	0.49
Diluted earnings per share before amortization of goodwill	0.20	0.47
Earnings (loss) per share	(0.35)	0.06
Diluted earnings (loss) per share	(0.35)	0.06

CI Funds™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss) for the year	**(61,444,588)**	11,498,937
Add (deduct) items not involving cash		
Depreciation and amortization	**100,126,519**	83,490,865
Future income taxes	**(21,809,622)**	25,784,698
Amortization of deferred sales commissions	**201,554,618**	183,948,576
Gain on sale of marketable securities	**(805,607)**	(22,628,722)
Minority interest	**5,198,447**	9,602,389
Other	**—**	240,000
	222,819,767	291,936,743
Net change in non-cash working capital balances related to operations	**39,517,370**	(9,381,438)
Cash provided by operating activities	**262,337,137**	282,555,305
INVESTING ACTIVITIES		
Additions to capital assets	**(666,684)**	(2,922,469)
Dispositions of capital assets	**—**	2,024,438
Purchase of marketable securities	**(65,910,415)**	(67,150,702)
Proceeds on sale of marketable securities	**30,139,775**	90,162,059
Sales commissions	**(97,243,814)**	(199,612,481)
Dispositions of other assets	**1,146,423**	4,029,749
Cash used in investing activities	**(132,534,715)**	(173,469,406)
FINANCING ACTIVITIES		
Long-term debt	**21,500,000**	(57,000,000)
Repurchase of share capital	**(139,289,860)**	(47,376,185)
Issuance of share capital	**7,291,563**	5,586,128
Distributions to minority interest	**(5,605,705)**	(9,383,109)
Dividends paid to shareholders	**(10,630,768)**	(4,584,430)
Cash used in financing activities	**(126,734,770)**	(112,757,596)
Net increase (decrease) in cash during the year	**3,067,652**	(3,671,697)
Cash, beginning of year	**40,561**	3,712,258
Cash, end of year	**3,108,213**	40,561
Operating cash flow per share	**1.27**	1.60
Diluted operating cash flow per share	**1.22**	1.53
Supplemental cash flow information		
Interest paid	**3,009,295**	6,821,228
Income taxes paid	**6,249,789**	8,863,177

CI Funds™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

C.I. Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

As at May 31

	2002 $	2001 $
ASSETS		
Current		
Cash	**3,108,213**	40,561
Marketable securities	**42,437,124**	5,860,877
Accounts receivable and prepaid expenses	**16,959,402**	16,987,611
Total current assets	**62,504,739**	22,889,049
Capital assets	**2,627,477**	4,125,078
Deferred sales commissions, net of accumulated amortization of $323,507,788 [2001 - $235,695,402]	**221,892,159**	326,202,963
Goodwill, net of accumulated amortization of $235,819,424 [2001 - $137,548,975]	**—**	98,270,449
Other assets	**3,717,211**	5,516,284
	290,741,586	457,003,823
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**32,486,690**	29,092,929
Income taxes payable	**36,520,643**	1,065,351
Total current liabilities	**69,007,333**	30,158,280
Deferred lease inducement	**1,656,425**	1,976,586
Long-term debt	**82,500,000**	61,000,000
Future income taxes	**77,643,569**	99,453,191
Total liabilities	**230,807,327**	192,588,057
Minority interest	**3,174,090**	3,581,944
Shareholders' equity		
Share capital	**293,449,762**	306,533,632
Deficit	**(236,689,593)**	(45,699,810)
Total shareholders' equity	**56,760,169**	260,833,822
	290,741,586	457,003,823

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

news release

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Three months ended May 31

	2002 $	2001 $
REVENUE		
Management fees	**96,562,141**	107,368,620
Administration fees and other income	**7,200,190**	6,499,462
Redemption fees	**11,146,525**	9,094,058
Performance fees	**1,049**	39,557
Expenses recovered from mutual funds	**16,218,028**	18,833,131
	131,127,933	141,834,828
Net fees paid to securitization vehicles	—	(1,029,178)
	131,127,933	140,805,650
EXPENSES		
Selling, general and administrative	**19,997,015**	23,432,955
Investment adviser fees	**9,874,034**	10,178,086
Trailer fees	**24,947,752**	26,402,218
Distribution fees to limited partnerships	**2,451,083**	3,304,109
Amortization of deferred sales commissions	**49,403,340**	47,207,038
Interest	**755,178**	2,047,595
Other	**7,327,654**	2,844,165
	114,756,056	115,416,166
Minority interest	**1,153,334**	1,518,985
Income before income taxes and amortization of goodwill	**15,218,543**	23,870,499
Provision for income taxes		
Current	**15,301,313**	(2,329,473)
Future	**(9,848,583)**	2,173,219
	5,452,730	(156,254)
Income before amortization of goodwill	**9,765,813**	24,026,753
Amortization of goodwill	**24,567,616**	19,651,317
Net income (loss) for the period	**(14,801,803)**	4,375,436
Deficit, beginning of period	**(185,248,502)**	(11,586,410)
Cost of shares repurchased in excess of stated value	**(31,381,499)**	(37,340,875)
Dividends declared	**(5,257,789)**	(1,147,961)
Deficit, end of period	**(236,689,593)**	(45,699,810)
Earnings per share before amortization of goodwill	**0.06**	0.13
Diluted earnings per share before amortization of goodwill	**0.06**	0.13
Earnings (loss) per share	**(0.09)**	0.02
Diluted earnings (loss) per share	**(0.09)**	0.02

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

CI Funds™

news release

C.I. Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended May 31

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss) for the period	**(14,801,803)**	4,375,436
Add (deduct) items not involving cash		
Depreciation and amortization	**24,931,119**	21,431,772
Future income taxes	**(9,848,583)**	2,173,219
Amortization of deferred sales commissions	**49,403,340**	47,207,038
Gain on sale of marketable securities	**(474,160)**	—
Minority interest	**1,153,334**	1,518,985
Other	**—**	60,000
	50,363,247	76,767,450
Net change in non-cash working capital balances related to operations	**18,220,450**	(12,330,664)
Cash provided by operating activities	**68,583,697**	64,436,786
INVESTING ACTIVITIES		
Additions to capital assets	**(54,219)**	(746,211)
Dispositions of capital assets	**—**	5,947
Purchase of marketable securities	**(7,561,924)**	(1,839,365)
Proceeds on sale of marketable securities	**8,770,351**	—
Sales commissions	**(25,847,211)**	(34,493,210)
Dispositions of other assets	**—**	(490,118)
Cash used in investing activities	**(24,693,003)**	(37,562,957)
FINANCING ACTIVITIES		
Long-term debt	**(3,500,000)**	13,000,000
Repurchase of share capital	**(36,540,246)**	(42,946,325)
Issuance of share capital	**2,940,024**	1,988,998
Distributions to minority interest	**(1,179,631)**	(1,331,728)
Dividends paid to shareholders	**(5,257,789)**	(1,147,961)
Cash used in financing activities	**(43,537,642)**	(30,437,016)
Net increase (decrease) in cash during the period	**353,052**	(3,563,187)
Cash, beginning of period	**2,755,161**	3,603,748
Cash, end of period	**3,108,213**	40,561
Operating cash flow per share	**0.29**	0.42
Diluted operating cash flow per share	**0.28**	0.41

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds completes acquisition of Spectrum, Clarica Diversico

TORONTO (July 25, 2002) – C.I. Fund Management Inc. ("CI"; TSX: CIX) today completed its acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd. CI has gained $11.7 billion in mutual and segregated fund assets as a result of the acquisition.

In exchange, CI has issued 71,217,055 common shares to Sun Life Assurance Company of Canada and Clarica Life Insurance Company, subsidiaries of Sun Life Financial Services of Canada Inc. (NYSE/TSX: SLC), representing 30% of CI's total outstanding shares (29% diluted). The total value of the transaction is $652 million based on Wednesday's weighted average price of $9.15 per CI share. Following the transaction, CI has 237,390,183 shares outstanding (241,768,614 shares diluted).

CI now has $34.7 billion in fee-earning assets, including $29.7 billion in mutual and segregated funds. CI becomes the sixth-largest fund company in Canada as measured by mutual fund assets under management and the fourth-largest excluding money market funds (according to Investment Funds Institute of Canada rankings at June 30, 2002).

CI has already made a great deal of progress in its plans to integrate the operations of Spectrum and Clarica Diversico. CI's target is to complete the integration of Spectrum by September 3, 2002, and the integration of the Clarica funds by the end of November 2002.

"As the integration proceeds, we expect to substantially reduce the operating costs of the Spectrum and Clarica funds, leading to significant savings for the unitholders," said William T. Holland, CI's President and CEO.

CI is currently reviewing the combined fund lineup of the three companies and expects to begin consolidating funds in October. "We see a great deal of potential to streamline our fund families while continuing to offer an industry-leading selection of funds and top-quality portfolio managers," Mr. Holland said.

As a result of the acquisition, CI expects its staff numbers to rise to about 525. At this level, CI will have approximately $57 million in mutual/segregated fund assets per employee, which CI believes is the best ratio in the Canadian industry.

C.I. Fund Management Inc. is an independent, Canadian-owned investment management company that offers a broad selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
William T. Holland
President and CEO
C.I. Fund Management Inc.
Tel.: 416-364-1145

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI conclut son acquisition de Spectrum, Clarica Diversico ltée

TORONTO, le 25 juillet 2002 – C.I. Fund Management Inc. (TSX : CIX) a conclu aujourd'hui son acquisition de Placements Spectrum et de Clarica Diversico ltée. Suite à cette acquisition, CI a repris 11,7 milliards d'actifs en fonds communs et en fonds distincts.

En échange, CI a émis 71 217 055 actions ordinaires au profit de la compagnie d'assurance Sun Life Canada et de Clarica Vie, filiales de la Financière Sun Life Services financiers du Canada (NYSE/TSX : SLC), représentant 30 % du total des actions en circulation de CI (29 % après dilution). En se fondant sur le cours moyen pondéré de 9,15 $ par action CI de mercredi dernier, la valeur totale de la transaction est de 652 millions de dollars. Suite à cette transaction, CI a 237 390 183 actions en circulation (241 768 614 actions diluées).

CI a maintenant 34,7 milliards d'actifs sous-gestion rapportant des commissions en fonds communs de placement et fonds distincts. CI devient ainsi la sixième plus grande société de fonds du Canada en termes d'actifs en fonds communs sous-gestion et la quatrième si l'on exclut les fonds de marché monétaire (selon le classement de l'Institut des fonds d'investissement du Canada au 30 juin 2002).

CI a déjà bien avancé dans ses projets d'intégration des opérations de Spectrum et de Clarica Diversico. L'objectif de CI est de terminer l'intégration de Spectrum d'ici le 3 septembre 2002, et celle des fonds Clarica d'ici la fin novembre 2002.

« À mesure que le rapprochement s'effectue, nous prévoyons de réduire substantiellement les coûts d'exploitation de Spectrum et de Fonds Clarica, ce qui entraînera des économies importantes pour les porteurs de parts », a déclaré William T. Holland, président et chef de la direction de CI.

CI examine actuellement la gamme combinée de fonds des trois sociétés et prévoie de commencer la consolidation des fonds en octobre. « Nous percevons des possibilités prometteuses en rationalisant nos familles de fonds, alors que nous continuerons à offrir un des meilleurs choix de fonds de l'industrie et des gestionnaires de portefeuilles de haut niveau », a déclaré M. Holland.

En conséquence de cette acquisition, CI prévoie que son personnel augmentera pour atteindre environ 525 personnes. À ce niveau, CI aura approximativement 57 millions de dollars en actifs de fonds communs/fonds distincts par employé(e); ce qui selon CI est le meilleur ratio de l'industrie canadienne.

C.I. Fund Management Inc. est une société de gestion indépendante, sous contrôle canadien, qui offre un vaste choix de fonds de placement, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux 100 % admissibles aux REER, des fonds multi-

gestionnaires, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

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Pour de plus amples renseignements, communiquez avec :
William T. Holland
Président et chef de la direction
C.I. Fund Management Inc.
Tél : 416-364-1145